FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 23 October 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION
99                                     3rd Quarter Results

UNILEVER TRADING STATEMENT THIRD QUARTER 2014

COMPETITIVE GROWTH IN WEAKER MARKETS

Nine months highlights

•   Underlying sales growth 3.2% with emerging markets up 6.2%

•   Underlying volume growth 1.4% ahead of our markets and pricing up 1.8%

•   Turnover declined (4.3)% to €36.3 billion including a negative currency impact of (6.6)%

Third quarter highlights

•   Underlying sales growth 2.1%

•   Underlying volume growth 0.3% and pricing up 1.8%

•   Turnover declined (2.0)% to €12.2 billion including a negative currency impact of (2.6)%

•   Acquisitions & disposals reduced turnover by (1.5)%

Paul Polman: Chief Executive Officer statement

"Underlying sales growth of 3.2% in the first nine months is a competitive performance in markets which weakened further as macro-economic conditions continued to put pressure on consumers. Market growth slowed in emerging countries and particularly in China where we also experienced substantial trade de-stocking. Europe saw price deflation and poor summer weather compared with last year but conditions in North America started to improve.

Altogether this resulted in reduced third quarter growth, but still ahead of our markets. We continued to invest behind our brands and innovations so that we are well-positioned for the long term growth opportunities which remain fully intact. We expect markets to remain tough for at least the remainder of the year. We have further accelerated our initiatives to remove unnecessary cost, simplify the business and ensure that Unilever is both agile and resilient.

We are confident that we will achieve another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

23 October 2014

OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2014				Nine Months 2014
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	12.2	2.1	0.3	1.8	36.3	3.2	1.4	1.8
Personal Care	4.5	3.0	1.1	1.9	13.0	4.0	2.0	2.0
Foods	2.9	(0.5)	(0.9)	0.4	9.1	(0.5)	(0.9)	0.4
Refreshment	2.5	0.5	(1.1)	1.6	7.4	3.5	1.8	1.7
Home Care	2.3	5.7	2.1	3.5	6.8	6.4	3.1	3.2

Our markets: Market growth continued to slow in the third quarter as macro-economic pressures affected consumer demand. Emerging market growth remained weak with flat volumes. Within this there was a sharp slow-down in China. We are now seeing early signs of improvement in North America as the impact of the economic recovery starts to be felt by consumers. Europe declined in both volume and price with the impact of the poor summer weather on the ice cream category.

Unilever performance: Against this background we continued to grow ahead of our markets, both in volume and value. Underlying sales growth in emerging markets slowed to 5.6% whilst developed markets declined in the quarter by (2.5)%. We saw good performances from Home Care and Personal Care but Foods continued to decline due to spreads.

In China the impact of the sharp market slow-down has led to trade de-stocking across the distribution channels. This resulted in a decline in our underlying sales of around (20)%.

Personal Care
Personal Care growth slowed in the third quarter, in part due to slower markets and in part due to the conditions in China mentioned above. Deodorants benefited from a strong performance of Dove, the launch of Rexona Anti-bacterial Protection in Latin America and the success of the compressed aerosol range in Europe. Skin cleansing saw continued strong growth for Lifebuoy and the improved Dove Nutrium Moisture body wash performed well. Lux continued to benefit from the improved product range and new brand communication.

In hair, the Dove Advanced Hair series is building a premium offering with the introduction of the Oxygen Moisture range in Europe. Sunsilk is growing well and Clear benefited from a successful launch in Japan. REGENERATE Enamel Science, our new oral brand which is the first toothpaste and serum system that regenerates the enamel surface with a layer of minerals that have the same chemical composition as natural enamel, is progressing well in the United Kingdom.

Foods
In Foods we saw growth in savoury and dressings but this was insufficient to offset the continued decline in spreads. Knorr delivered a strong programme of innovation with the launch of stock cubes fortified with vitamins in South East Asia and a new range in Argentina designed for locally relevant dishes. We launched a new range of Knorr mealmakers in Thailand and introduced a new range of ready-to-heat soups made with natural ingredients and sustainably-sourced vegetables in Germany. Dressings continued to grow despite slowing markets helped by the successful launch of Hellmann's in the Netherlands and the re-launch of Calve in Italy.

Spreads faced strong headwinds from the decline of the margarine market and price deflation in a weak commodity costs environment. We gained significant market share in margarine but this was not sufficient to offset the overall decline of the category. We continued to launch products with a blend of vegetable oils and butter such as Gold from Flora with more than 10 product introductions completed in Europe in less than twelve months.

Refreshment
After a strong start to the year, ice cream was held back by poorer European summer weather. Despite the headwinds, innovations such as Breyer's Gelato, Ben & Jerry's Cores, the Cornetto re-launch, Magnum's 25th anniversary together with strong execution in key markets like Turkey enabled the category to deliver positive growth.

In tea, Lipton grew in the United States helped by the success of K-Cups® and the liquid concentrate innovation. New Lipton Earl Grey with a 'freshly picked' taste has been launched in Europe and PG Tips fruit and green teas are off to a good start in the United Kingdom.

Home Care
Laundry saw good growth, balanced between price and volume, in competitive markets. A range of stain removers and pre-treaters was successfully launched under the Omo brand in Brazil and Surf was re-launched with improved fragrance in South East Asia and Australasia. Small & Mighty concentrated liquids remain a key growth driver and fabric conditioners benefited from the continued growth of Comfort Aromatherapy super-sensorials.

Household cleaning growth continued to outpace the market driven by strong double-digit performances from Domestos and dishwash, helped by innovations such as Sunlight Nature in South East Asia. In the United Kingdom, Cif sprays were re-launched with improved 'Power and Shine' formulations.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2014				Nine Months 2014
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever Total	12.2	2.1	0.3	1.8	36.3	3.2	1.4	1.8
Asia/AMET/RUB	5.0	3.1	0.5	2.6	14.8	5.1	2.7	2.3
The Americas	3.8	6.8	2.1	4.7	11.4	5.1	0.9	4.1
Europe	3.4	(4.3)	(1.7)	(2.7)	10.1	(1.8)	0.1	(1.9)

Asia/AMET/RUB
Underlying sales growth in the quarter was held back by weaker markets and the impact of the decline in China. Elsewhere we grew ahead of our markets and saw strong performances particularly in Turkey, Indonesia and the Philippines. Throughout the region we continued to extend the distribution of our products into new geographies, for example in rural India and the under-served islands of Indonesia. The recently acquired Qinyuan water purification business in China is off to a good start.

The Americas
North America grew 0.6% in the quarter driven by volume growth partially offset by negative price. Whilst market conditions improved, the promotional environment continued. Our performance was underpinned by the actions we have taken to make our distribution and manufacturing infrastructure more competitive and the changes we have made to sharpen our portfolio. The disposal of Slim.Fast was completed in July.

Latin America grew by 12.4% driven by price and supported by positive volume growth. Consumer confidence has been impacted by economic uncertainty and price inflation primarily due to the impact of weaker currencies. Argentina managed to hold volumes despite the difficult economic situation and we saw good growth in Colombia. These results were helped by the soft prior year comparator linked to the implementation of a new SAP system in Brazil.

Europe
Europe had a difficult quarter as we saw price deflation in many markets such as France, Germany and the United Kingdom. Ice cream and spreads were the main sources of the decline across most of the region, partially offset by a good performance in Home Care. Spain delivered another quarter of growth as a result of improving market conditions and our actions to sharpen in-market execution.

OUTLOOK

We are confident that we will achieve another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow.

We do not expect any material improvement in our markets for the remainder of the year. We expect the trade de-stocking in China to be largely complete by the end of 2014.

Full year core earnings per share will be underpinned by the actions we are taking to drive core operating margin and by actions taken to strengthen the financial items below operating profit.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2014 interim financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q3 2014 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2850
Per Unilever PLC ordinary share:	£ 0.2252
Per Unilever N.V. New York share:	US$ 0.3637
Per Unilever PLC American Depositary Receipt:	US$ 0.3637

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 21 October 2014. They will be payable as from 10 December 2014, to shareholders registered at close of business on 7 November 2014. The N.V. New York shares and PLC ADRs will go ex-dividend on 5 November 2014. The N.V. and PLC Ordinary shares will go ex-dividend on 6 November 2014.

US dollar cheques for the quarterly interim dividend will be mailed on 10 December 2014 to holders of record at the close of business on 7 November 2014. In the case of the N.V. New York shares, Netherlands withholding tax will be deducted.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 7917 271 819 treeva.fenwick@unilever.com NL +31 6 1137 5464 marc.potma@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

SEGMENT INFORMATION - CATEGORIES

(unaudited)

Third Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2013	4,482	3,201	2,588	2,220	12,491
2014	4,486	2,925	2,492	2,341	12,244
Change (%)	0.1	(8.6)	(3.7)	5.5	(2.0)
Impact of:
Exchange rates (%)	(2.7)	(2.6)	(2.5)	(2.5)	(2.6)
Acquisitions (%)	-	-	0.5	2.3	0.5
Disposals (%)	(0.1)	(5.7)	(2.3)	-	(2.0)

Underlying sales growth (%)	3.0	(0.5)	0.5	5.7	2.1
Price (%)	1.9	0.4	1.6	3.5	1.8
Volume (%)	1.1	(0.9)	(1.1)	2.1	0.3

Nine Months	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2013	13,535	9,955	7,673	6,828	37,991
2014	13,040	9,049	7,431	6,822	36,342
Change (%)	(3.7)	(9.1)	(3.2)	(0.1)	(4.3)
Impact of:
Exchange rates (%)	(7.3)	(5.3)	(5.8)	(7.8)	(6.6)
Acquisitions (%)	-	-	0.5	1.8	0.4
Disposals (%)	(0.1)	(3.6)	(1.2)	-	(1.2)

Underlying sales growth (%)	4.0	(0.5)	3.5	6.4	3.2
Price (%)	2.0	0.4	1.7	3.2	1.8
Volume (%)	2.0	(0.9)	1.8	3.1	1.4

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	5,009	3,917	3,565	12,491
2014	5,026	3,810	3,408	12,244
Change (%)	0.3	(2.7)	(4.4)	(2.0)
Impact of:
Exchange rates (%)	(3.5)	(4.7)	1.2	(2.6)
Acquisitions (%)	1.3	-	-	0.5
Disposals (%)	(0.5)	(4.5)	(1.2)	(2.0)

Underlying sales growth (%)	3.1	6.8	(4.3)	2.1
Price (%)	2.6	4.7	(2.7)	1.8
Volume (%)	0.5	2.1	(1.7)	0.3

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	15,414	12,272	10,305	37,991
2014	14,774	11,449	10,119	36,342
Change (%)	(4.2)	(6.7)	(1.8)	(4.3)
Impact of:
Exchange rate (%)	(9.1)	(9.1)	0.6	(6.6)
Acquisitions (%)	1.0	-	0.1	0.4
Disposals (%)	(0.6)	(2.3)	(0.8)	(1.2)

Underlying sales growth (%)	5.1	5.1	(1.8)	3.2
Price (%)	2.3	4.1	(1.9)	1.8
Volume (%)	2.7	0.9	0.1	1.4

Additional geographical information

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,244	2.1	0.3	1.8	36,342	3.2	1.4	1.8
Developed markets	5,216	(2.5)	(0.5)	(2.1)	15,770	(0.8)	0.7	(1.5)
Emerging markets	7,028	5.6	0.9	4.6	20,572	6.2	2.0	4.2

	Third Quarter				Nine Months
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	3,810	6.8	2.1	4.7	11,449	5.1	0.9	4.1
North America	1,791	0.6	1.7	(1.1)	5,595	(0.5)	0.5	(1.0)
Latin America	2,019	12.4	2.4	9.8	5,854	10.5	1.3	9.0